EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$10,890,927.40(1)	$153.10	$1,667.40(2)
Fees Previously Paid	$14,466,255.66		$2,214.78(3)
Total Transaction Valuation	$10,890,927.40
Total Fees Due for Filing			$1,667.40
Total Fees Previously Paid			$2,214.78
Total Fee Offsets			—
Net Fee Due			$—

(1) The Registrant previously offered to purchase up to 1,516,379 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 1,518,958 Shares at a price equal to the net asset value per Share as of April 30, 2025 of $7.17.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on March 21, 2025.